PROSPECTUS SUPPLEMENT                          Filed Pursuant to Rule 424(b)(3)
(to Prospectus dated April 15, 1998)                 Registration No. 333-49675


                                     SHARES

                            VISUAL EDGE SYSTEMS INC.
                                  COMMON STOCK
                                   ---------

         This Prospectus Supplement supplements and amends the Prospectus, dated April 15, 1998 (the "Prospectus"), which originally related to 8,761,291 shares of common stock, $.01 par value per share (the "Common Stock"), of VISUAL EDGE SYSTEMS INC., a Delaware corporation (the "Company"). As amended by Post-Effective Amendment No. 1, the Prospectus now relates to an aggregate of 12,115,223 shares that may be offered and sold from time to time by certain stockholders of the Company (the "Selling Stockholders"), including up to 12,115,223 shares that may be sold by Infinity Investors Limited, IEO Holdings Limited, Summit Capital Limited, Glacier Capital Limited and Continental Capital & Equity Corporation pursuant to this Prospectus, the Prospectus dated August 18, 1997 and the Prospectus dated December 4, 1997. All capitalized terms used but not otherwise defined in this Prospectus Supplement shall have the meanings ascribed thereto in the Prospectus.

         The Common Stock of the Company is traded on the Nasdaq SmallCap Market ("Nasdaq") under the symbol "EDGE." On December 28, 1998, the last reported sale price of the Common Stock as quoted on Nasdaq was $0.625.

         The Company will receive none of the proceeds from the sale of the Common Stock offered hereby by the Selling Stockholders. Expenses of preparing and filing the Registration Statement, the Prospectus, this Prospectus Supplement and all other prospectus supplements, if any, are borne by the Company. All selling and other expenses incurred by the Selling Stockholders will be borne by the Selling Stockholders.

         THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE
           SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
          COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR
          ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR
        ADEQUACY OF THE PROSPECTUS. ANY PRESENTATION OF THE CONTRARY IS
                              A CRIMINAL OFFENSE.

                                   ---------

         THE DATE OF THIS PROSPECTUS SUPPLEMENT IS DECEMBER 31, 1998.

         The Prospectus is hereby amended as follows:

         A. The section of the Prospectus entitled "Recent Financing Trransactions" is amended by adding the following to the end of such section:

                  "On December 4, 1998, the Company entered into the Client Service Agreement (the "CSA") with Continental Capital & Equity Corporation ("Continental"). Pursuant to the CSA, Continental agreed to perform certain public relations and marketing duties in order to promote the business of the Company. As compensation for such services, the Company delivered to Continental (a) $25,000 in cash,
         (b) 50,000 shares of Common Stock, (c) an option to purchase 50,000 shares of Common Stock, with an exercise price of $1.25, and (d) an option to purchase 50,000 shares of Common Stock, with an exercise price of $3.00.

                  On December 29, 1998, the Company entered into the Third Amendment to Bridge Securities and Purchase Agreement and Related Documents (the "Third Amendment"), among the Company and the Funds (or, if applicable, their respective transferees) (the "New Funds"). Pursuant to the Third Amendment, the Company agreed to retire all of the issued and outstanding shares of the Preferred Stock and, in exchange therefor, issue to the New Funds a new class of Series A-2 Convertible Preferred Stock (the "Series A-2 Preferred Stock"). The Series A-2 Preferred Stock is senior to the Common Stock with respect to dividends, liquidation and dissolution. Prior to January 1, 2000, no dividends shall accrue or be payable on the Series A-2 Preferred Stock. Beginning on January 1, 2000, each share of Series A-2 Preferred Stock shall entitle the holder to an annual dividend of 8.25%, payable on a quarterly basis, which dividend shall increase to 18% in certain situations as specified in the Certificate of Designation with respect to the Series A-2 Preferred Stock.

                  The Third Amendment also revised the conversion price at which the Company's convertible instruments may be convertible into Common Stock. The "Conversion Price" (as defined in the Third Amendment) applicable to the Notes is $2.50 until January 1, 2000, inclusive, and $1.25 thereafter. The Conversion Price applicable to the Series A-2 Preferred Stock is (i) for the first $2,000,000 of aggregate liquidation preference of the Series A-2 Preferred Stock, $1.25, (ii) for the next $1,000,000 of aggregate liquidation preference of the Series A-2 Preferred Stock, $2.00 until June 30, 1999, inclusive, $1.375 from July 1, 1999 until January 1, 2000, inclusive, and $1.25 thereafter, and (iii) for any excess amounts of aggregate liquidation preference of the Series A-2 Preferred Stock, $2.50 until June 30, 1999, inclusive, $2.00 from July 1, 1999 until January 1, 2000, inclusive, and $1.25 thereafter.

                  The New Funds agreed to a limitation on their conversion rights, such that they may not convert any amount of convertible instruments or exercise any portion of warrants that would result in the sum of (a) the number of shares of Common Stock beneficially owned by the New Funds and their affiliates and (b) the number of shares of Common Stock issuable upon conversion of convertible instruments or exercise of warrants, exceeding 9.99% of the outstanding shares of Common Stock after giving effect to such conversion or exercise. The Third Amendment removed resale limitations on the New Funds. Furthermore, for one year or until his earlier termination of employment with the Company, as long as the New Funds do not sell their shares of Common Stock, Earl Takefman agreed not to sell his shares of Common Stock. If he is terminated for cause (as defined in his employment contract), he will not sell his shares of Common Stock for one year after such termination. If he is terminated without cause (as defined in his employment contract) or if he resigns, he will not sell his shares of Common Stock for thirty days after such termination or resignation (or for such longer time as mandated by federal or state securities laws).

                  In addition, pursuant to the Third Amendment, the parties agreed that the following occurrences would constitute an Event of
         Default: (a) any of Earl Takefman, Richard Parker or Thomas Peters voluntarily resign from their respective positions with the Company, unless the closing bid price of the Common Stock exceeds $2.00 for twenty out of the thirty trading days preceding the effective date of such resignation; (b) the Greg Norman License is materially impaired due to a material breach by the Company or to an amendment that makes it economically impracticable for the Company to carry out its obligations pursuant thereto; (c) the Commission does not declare a new registration statement effective by March 31, 1999, which registration statement shall be consistent with a Registration Rights Agreement, dated as of June 13, 1997, among the Company and the Funds, and which shall register certain additional shares of Common Stock; or
         (d) the Company defaults or breaches any of its covenants, representations or agreements set forth in the Third Amendment.

                  Furthermore, as a means of retaining the Company's management and as an incentive for such management to pursue the Company's long-term goals, the Third Amendment provided that all outstanding stock options granted to Earl Takefman, Richard Parker and Thomas Peters shall be repriced to $1.00 per share and that all such options shall be immediately vested. The Company also agreed to reprice to $1.00 per share approximately 82,000 existing employee stock options, all such options to be immediately vested. In addition, the Company granted 400,000 additional stock options to Richard Parker and 100,000 additional stock options to Thomas Peters, all such options to be immediately vested and to have an exercise price of $1.00 per share.

                  Lastly, the New Funds agreed in the Third Amendment to cancel all warrants issued to them, including the New Warrants, other than warrants to be exercised for the purchase of such number of shares of Common Stock to result in a total exercise price of approximately $12,500."

         B. The table located in the section of the Prospectus entitled "Selling Stockholders" is amended to (i) modify the information concerning Infinity Investors Limited ("Infinity"); (ii) delete the reference to Infinity Emerging Opportunities Limited and, in lieu thereof, add the following information concerning IEO Holdings Limited ("IEO"); (iii) delete the reference to Sandera Partners, L.P. and, in lieu thereof, add the following information concerning Summit Capital Limited ("Summit"); (iv) delete the reference to Lion Capital Partners, L.P. and, in lieu thereof, add the following information concerning Glacier Capital Limited ("Glacier"); and (v) add the following information concerning Continental Capital & Equity Corporation ("Continental").

         The table below sets forth information as of December 31, 1998 concerning beneficial ownership of the shares of the Selling Stockholders therein listed. All information concerning beneficial ownership has been furnished by the Selling Stockholders.

                                                                                                        PERCENTAGE
                                      BENEFICIAL                                BENEFICIAL              BENEFICIAL
                                     OWNERSHIP OF           AMOUNT OF          OWNERSHIP OF            OWNERSHIP OF
                                     COMMON STOCK         COMMON STOCK         COMMON STOCK            COMMON STOCK
    SELLING STOCKHOLDER(1)         PRIOR TO SALE(2)        OFFERED(3)       AFTER OFFERING(4)       AFTER OFFERING(4)
    ----------------------         ----------------       ------------      -----------------       -----------------
Infinity Investors Limited          2,947,133(5)           2,947,133                0                       0
IEO Holdings Limited                  654,919(5)             654,919                0                       0
Summit Capital Limited                654,918(5)             654,918                0                       0
Glacier Capital Limited               654,918(5)             654,918                0                       0
Continental Capital & Equity
  Corporation                           50,000               50,000                 0                       0

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(1) The address of each of Infinity, IEO, Summit and Glacier is Hawkins Waterfront Plaza, P.O. Box 556 - Main Street, Charleston, Nevis, West Indies. The address of Continental is Suite 200, 195 Wekiva Springs Road, Longwood, Florida 32779.

(2) Unless otherwise indicated, to the knowledge of the Company, each Selling Stockholder listed herein has sole voting and sole investment power with respect to all shares of Common Stock beneficially owned.

(3) The number of shares of Common Stock offered reflects the aggregate number of such shares owned by the Selling Stockholders (including, without limitation, shares issued as payment of interest and dividends through December 31, 1998) pursuant to the Prospectus dated August 18, 1997, as supplemented, the Prospectus dated December 4, 1997, as supplemented, and the Prospectus dated April 15, 1998, as supplemented.

(4) Assumes that all shares of Common Stock offered hereby are actually sold. Percentage is based on 14,019,245 shares of Common Stock outstanding as of December 31, 1998.

(5) The number of shares listed for Infinity, IEO, Summit and Glacier includes 3,900,000 shares of Common Stock issuable upon conversion of the Notes and the Series A-2 Preferred Stock, based on a conversion price for the Notes of $2.50 and a conversion price for the Series A-2 Preferred Stock as follows: (i) for the first $2,000,000 of aggregate liquidation preference of the Series A-2 Preferred Stock, $1.25, (ii) for the next $1,000,000 of aggregate liquidation preference of the Series A-2 Preferred Stock, $2.00, and (iii) for any excess amounts of aggregate liquidation preference of the Series A-2 Preferred Stock, $2.50; each of such conversion prices subject to adjustment in accordance with the Third Amendment. Other than such shares issuable upon conversion, Infinity owns 607,133 shares of Common Stock, IEO owns 134,919 shares of Common Stock and Summit and Glacier each owns 134,918 shares of Common Stock, such totals including an aggregate of 16,000 shares issued pursuant to the exercise of warrants at an exercise price of $0.7813.

         Except as set forth above or in the Prospectus, none of the Selling Stockholders has, nor within the past three years has had, any position, office or other material relationship with the Company or any of its predecessors or affiliates.

         The shares of Common Stock beneficially owned by IEO, Summit, Glacier and Continental, together with the underlying registration rights, were acquired in a private transaction from Infinity Emerging Opportunities Limited, Sandera Partners L.P., Lion Capital Partners, L.P. and the Company, respectively. Additional Selling Stockholders or other information concerning the above listed Selling Stockholders may be set forth from time to time in additional prospectus supplements.